UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment
No. ___________)*

Atlas America, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
049167109

(CUSIP Number)
December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049167109                                                                                                                      Page 1 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Atlas Energy Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With
	5	Sole Voting Power:	0

	6	Shared Voting Power:	10,688,333

	7	Sole Dispositive Power:	0

	8	Shared Dispositive Power:	10,688,333

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,688,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 80.2

12.	Type of Reporting Person (See Instructions): HC

CUSIP No. 049167109 Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Resource America, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

5	Sole Voting Power:	0

6	Shared Voting Power:	10,688,333

7	Sole Dispositive Power:	0

8	Shared Dispositive Power:	10,688,333

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,688,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 80.2

12.	Type of Reporting Person (See Instructions): HC

CUSIP No. 049167109                                                                                                                      Page 3 of 5

Item 1.

    (a)        Name of Issuer: Atlas America, Inc.     (b)        Address of Issuer’s Principal Executive Offices: 311 Rouser Road, Moon Township, PA 15108

Item 2.

(a)	Name of Person Filing: Atlas Energy Holdings, Inc. (“AEH”) and Resource America, Inc. (“RAI”). AEH is the record holder of the referenced shares; AEH is a wholly-owned subsidiary of RAI.

(b)	Address of Principal Business Office or, if none, Residence: AEH: 311 Rouser Road, Moon Township, PA 15108 RAI: 1845 Walnut Street, Philadelphia, PA 19102

(c)	Citizenship: AEH: Delaware; RAI: Delaware

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 049167109

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 049167109 Page 4 of 5

Item	4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,688,333

(b)	Percent of class: 80.2

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,688,333

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 10,688,333

Item	5. Ownership of Five Percent or Less of a Class

N/A

Item	6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Item 2(a).

Item	8. Identification and Classification of Members of the Group

See Item 2(a)

Item	9. Notice of Dissolution of Group

N/A

Item	10. Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atlas Energy Holdings, Inc.

By: /s/ Michael S. Yecies Michael S. Yecies, Secretary

Resource America, Inc.

By: /s/ Michael S. Yecies Michael S. Yecies, Chief Legal Officer and Secretary